UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25	SEC File Number 001-13718

NOTIFICATION OF LATE FILING	CUSIP Number 552697104

(check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instructions Before Preparing Form. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MDC Partners Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

745 Fifth Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MDC Partners Inc. (the “Company”) received comment letters from the SEC’s Division of Corporation Finance regarding the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2015 and December 31, 2016. The Company filed detailed responses to each of these letters with the SEC, and the Company has incorporated into its subsequent periodic filings additional disclosures that the Company believes were responsive to the SEC’s comments.

However, certain SEC comments remain unresolved as of August 9, 2017, specifically relating to the Company’s aggregation of reportable segments in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 280-10. The Company continues to discuss with the SEC an alternative aggregation of its reportable segments, which the Company will disclose as part of its upcoming Quarterly Report on Form 10-Q for the period ended June 30, 2017.  This change in reportable segment will not affect the Company’s financial condition, results of operations or cash flows, but will result in additional footnote disclosure and additional discussion in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in its filings with the Securities and Exchange Commission.

Because of the additional time required to finalize the appropriate change in reportable segments, the Company is filing this extension for the filing of its Form 10-Q for the quarterly period ended June 30, 2017, which was due today (August 9, 2017). The Company expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mitchell Gendel	(646)	429-1803
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes  ☒   No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐   No ☒

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MDC Partners Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2017	/s/ Mitchell Gendel
	By:	Mitchell Gendel
	Title:	General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).